

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 13, 2023

Scott A. Anderson
Chief Accounting Officer
KAR Auction Services, Inc.
11299 N. Illinois Street
Carmel, Indiana 46032

   Re: KAR Auction Services, Inc.
     Form 10-K for Fiscal Year Ended December 31, 2021
     Filed February 23, 2022
     Form 10-Q for Fiscal Period Ended September 30, 2022
     Filed November 2, 2022
     File No. 001-34568

Dear Scott A. Anderson:

   We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

               Sincerely,

               Division of Corporation Finance
               Office of Trade & Services